Exhibit 1
American Financial Group, Inc. to Acquire Publicly Held Shares of Great American Financial Resources, Inc.
CINCINNATI—(BUSINESS WIRE)—American Financial Group, Inc. (NYSE:AFG — News; NASDAQ:AFG — News; “AFG”) and Great American Financial Resources, Inc. (NYSE:GFR — News; “GAFRI”) announced that they have entered into a definitive merger agreement by which GAFRI would acquire the GAFRI shares which AFG does not currently own at a price of $24.50 per share in cash, for a total purchase price of approximately $225 million. AFG beneficially owns approximately 81% of the outstanding shares of GAFRI. GAFRI will use excess capital plus borrowings from AFG to fund the transaction.
The GAFRI board of directors unanimously approved the merger agreement following the recommendation and approval of a special committee comprised of directors of GAFRI who are independent of AFG and were advised by independent legal and financial advisors.
The final terms of the merger (including an increase in the consideration to be paid for the GAFRI shares) also reflect separate negotiations with counsel for certain shareholders of GAFRI who filed lawsuits in February challenging the original merger terms proposed by AFG. A memorandum of understanding has been executed between counsel for the parties in that action, which, subject to court approval, will settle all litigation involving the transaction.
AFG believes the transaction will be accretive to earnings per share and enhance its return on equity. Craig Lindner and Carl Lindner III, AFG’s Co-Chief Executive Officers stated: “We are pleased to have agreed to merger terms acceptable to both AFG and GAFRI. The transaction will allow AFG to use excess capital to increase its ownership of a specialty-focused business and simplify the AFG organization. It will also result in immediate expense savings through the elimination of a public company and allows for other synergies that will provide efficiencies over time.”
The merger is expected to be completed in the third quarter of calendar year 2007, subject to customary conditions. The exact timing is dependent on the review and clearance of necessary filings with the Securities and Exchange Commission. The transaction is subject to the affirmative vote of the holders of a majority of the outstanding shares of GAFRI. AFG has determined to vote or cause to be voted all of its and its subsidiaries’ GAFRI shares in favor of the merger.
In connection with the proposed merger, GAFRI will file a proxy statement with the Securities and Exchange Commission, and upon SEC clearance, will mail the proxy to shareholders. Shareholders of GAFRI are urged to read the proxy statement regarding the proposed merger when it becomes available, because it will contain important information. Shareholders will be able to obtain a copy of the proxy statement as well as other filings containing information about AFG and GAFRI, when available, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, copies of the proxy statement can be obtained, when available, without charge, by directing a request to GAFRI at the address listed at the end of this news release.

GAFRI, its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding GAFRI’s directors and executive officers is available in GAFRI’s Form 10-K/A for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission on April 30, 2007. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement, the Schedule 13E-3 transaction statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.
Through the operations of the Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of traditional fixed, indexed and variable annuities and a variety of supplemental insurance products.
This press release contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this press release not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. Examples of such forward-looking statements include statements relating to: AFG’s expectations concerning market and other conditions, earnings and investment activities as well as the impact of the transaction and expected expense savings.
Actual results could differ materially from those expected by AFG depending on certain factors including but not limited to: the terms of the proposed transactions, changes in economic conditions including interest rates, performance of securities markets, the availability of capital, regulatory actions and changes in the legal environment affecting AFG and other changes in market conditions that could affect any party to the proposed transactions.
Contact:
American Financial Group, Inc.
Anne N. Watson, 513-579-6652
Vice President-Investor Relations
Web Sites: www.afginc.com
www.GreatAmericanInsurance.com
OR
Great American Financial Resources, Inc.
Mark F. Muething, 513-333-5515
Executive Vice President, General Counsel And Secretary
Web Site: www.GAFRI.com